Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

Telephone: (215) 988-2700

Facsimile: (215) 988-2757

www.faegredrinker.com

February 26, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Seamus O’Brien

Re:	Calamos Aksia Private Equity and Alternatives Fund (the “Fund” or “Registrant”) Initial Registration Statement on Form N-2 File Nos. 333-283688, 811-24034

Dear Mr. O’Brien:

The following responds to the comments provided via email on January 8, 2025, in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General

1.	Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Registrant acknowledges and understands the Staff’s comment.

2.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such as the Fund’s organizational documents.

Response: The Registrant acknowledges and understands the Staff’s comment.

3.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund has presented test the waters material that was shared with Institutional Accredited Investors in order to assess their interest in the possible offering.

4.	Comment: Please supplementally advise us if you have submitted or expect to submit any exemptive application or no-action requests in connection with your registration statement, including with respect to multi-class and co-investment relief.

Response: The Registrant supplementally advises the Staff that it intends to offer multiple classes of shares pursuant to the exemptive relief granted to Calamos-Avenue Management, LLC (File no. 812-15131, Notice No. 34300 (June 14, 2021), Order No. 34327 (Jul. 12, 2021)) (the “Multi-Class Order”). The Multi-Class Order may be relied upon by any “Future Fund” (as defined in the Notice and application), and the Registrant is a Future Fund within the meaning of the Multi-Class Order. The Registrant also advises the Staff that it intends to rely on the exemptive relief granted to Calamos Aksia Alternative Credit and Income Fund, et al. (File no. 812-15448, Notice No. 34911 (May 8, 2023), Order No. 34936 (June 2, 2023)) to participate in certain joint transactions that might otherwise be prohibited by Section 17(d) of the 1940 Act (the “Co-Investment Order”). The Co-Investment Order may be relied upon by any “Future Regulated Entity” (as that term is defined in the application) and the Registrant is a Future Regulated Entity within the meaning of the Co-Investment Order.

5.	Comment: Please confirm that any credit agreements the Fund has entered into or will enter into prior to effectiveness will be filed as exhibits to the Registration Statement.

Response: The Registrant respectfully advises the Staff that it does not believe the filing of credit agreements is required by Form N-2. Credit agreements are not specifically referenced among the required exhibits listed in Item 25.2 of Form N-2. Item 25.2.k contains a catch-all that requires “copies of all other material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement” to be filed as exhibits to the registration statement. Because borrowings under any credit agreement that would be entered into by the Fund will be used to invest in additional securities, pay expenses, etc. in accordance with the Fund’s investment objectives and strategies and the registration statement, the Fund considers credit agreements to be agreements made in the “ordinary course of business.”

6.	Comment: On the facing sheet, please uncheck the box “when declared effective pursuant to section 8(c) of the Securities Act,” as that section relates to post-effective amendments.

Response: The requested change is reflected in the Revised Registration Statement.

Cover Page

Pages i-iv

7.	Comment: The disclosure on page i references the reorganization of the Predecessor Fund with and into the Fund. In correspondence, please provide additional information related to the reorganization, including whether any exemptive relief is required in order to affect the reorganization. If you are relying on the GuideStone no-action letter, please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the Guidestone no-action letter. Please explain why the Predecessor Fund did not itself register as a fund and instead reorganized into the Fund.

Response: The reorganization of the Predecessor Fund into the Fund will comply with the conditions of the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006). Pursuant to an Agreement and Plan of Reorganization, the Predecessor Fund will, at the time of the reorganization, transfer all of its assets to the Fund in exchange for shares of the Fund. Consistent with the GuideStone Financial no-action letter:

1)	The reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (which among other things, requires an independent evaluator to value any assets to be transferred for which market quotations are not readily available);

2)	The Fund will be a shell portfolio as of the time of the reorganization;

3)	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

4)	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;

5)	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;

6)	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

7)	The Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;

8)	Each of the Advisor and the Sub-Advisor, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Advisor and Sub-Advisor and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

9)	The Advisor and/or the Sub-Advisor, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

The decision to reorganize the Predecessor Fund into a shell registered investment company, rather than registering the Predecessor Fund directly as an investment company, is driven by a business judgment that such a reorganization is the more efficient way to bring a private equity and alternatives focused interval fund to market. Among other considerations, it would take longer to bring the Predecessor Fund to market in a registered fund format if the Predecessor Fund registered directly instead of reorganizing into the Fund. Because the investment strategy is primarily illiquid and sufficient time is needed to construct a portfolio able to meet various requirements of the 1940 Act and the Code, if the Predecessor Fund registered directly, it would need to wait until its portfolio was fully assembled and able to meet 1940 Act and Code requirements prior to filing a Form N-8A (or within a short period of time thereafter). Operating the Predecessor Fund and registering the Fund in parallel allows the Predecessor Fund to continue to build its portfolio during the Fund’s registration process and up to the time of the reorganization.

8.	Comment: Footnote (1) on page i suggests the initial investment minimum may be waived for all classes of shares (emphasis added). Please confirm this is accurate and clarify the disclosure as applicable throughout registration statement. We note, for example, disclosure on page 81 of the registration statement is unclear as to this point. Additionally, please add a cross-reference in this footnote and in the Securities Offered sub-section on page ii of the cover page where such waivers are mentioned and also in the Purchase Terms subsection on page 81 of the prospectus that discusses to whom such waivers may be granted.

Response: The requested revisions have been made in the Revised Registration Statement.

9.	Comment: On page ii where the Securities Offered sub-section, states, “. . . except for purchases made pursuant to the Fund’s dividend reinvestment plan or as otherwise permitted by the Fund,” please include a direct cross reference to the disclosure regarding this policy elsewhere in the registration statement.

Response: The requested revision has been made in the Revised Registration Statement.

10.	Comment: The Principal Investment Strategies sub-section on page ii of the cover page, states that, “[t]he Fund will seek to achieve its investment objective by primarily investing in private equity funds that employ a variety of strategies including but not limited to buyout, growth equity and venture capital, and in other private equity related investments including secondary market purchases of existing private equity fund interests and investments in private equity fund continuation vehicles (“Private Equity Funds”) offered by third-party investment managers ("Underlying Managers”) and in the equity and debt securities of private companies typically alongside Private Equity Funds (“Co-Investments”)” (emphasis added). The Term “Private Equity Funds” appears to include secondary market purchases of private equity funds, yet in clause (i) of the next paragraph immediately below, there's a reference to primary investments in private equity funds. Please review the definition of Private Equity Funds for clarity and consider limiting the description to the type of vehicle.

Response: The Registrant has revised the Principal Investment Strategies for clarity.

11.	Comment: On page ii, please clarify that “Private Equity Funds” are commingled asset pools that typically offer their securities privately, without registering such securities under the 1933 Act.

Response: The Registrant confirms it has clarified the requested disclosure.

12.	Comment: Where the Interval Fund sub-section on page ii discusses quarterly repurchase offers, please provide more specificity with respect to the anticipated timing of the fund's initial repurchase offer. See Guide 10 to Form N-2.

Response: The Registrant confirms the requested disclosure has been added to the Revised Registration Statement.

13.	Comment: The Registrant must state in its prospectus and SAI, that it will provide to each person, including any beneficial owner, to whom a prospectus or SAI is delivered, a copy of any or all information that has been incorporated by reference into the prospectus or SAI but not delivered with the prospectus or SAI. See, General Instruction F.4.(b)(1) to Form N-2.

Response: The Registrant confirms the requested disclosure has been added to the Revised Registration Statement.

14.	Comment: In the third bullet point on page iv (and elsewhere where return of capital distributions is discussed), please disclose the tax consequences of return of capital distributions.

Response: The Registrant confirms the requested disclosure has been added to the Revised Registration Statement.

Prospectus

Summary of Terms; Page 6-14

15.	Comment: Each sub-section of the Summary of Terms should include cross references to more detailed disclosure in the Prospectus. Please add such cross references to the extent not already included or previously commented on.

Response: The requested cross-references have been added to the Revised Registration Statement.

16.	Comment: In the Investment Opportunities and Strategies sub-section any catch-all language such as “including, but not limited to” should be removed. The disclosure should address the Fund’s principal investment strategies with specificity. Please make this change consistently throughout the Registration Statement in related sections.

Response: The Registrant has updated the disclosure accordingly.

17.	Comment: Please confirm that unfunded commitments will not be counted toward the Fund’s compliance with Rule 35d-1.

Response: The Registrant confirms that unfunded commitments will not be counted toward the Fund’s compliance with Rule 35d-1.

18.	Comment: Where the Investment Opportunities and Strategies sub-section references “third-party investment managers,” please use and/or reference the defined term Underlying Managers and disclose consistently throughout the Registration Statement.

Response: The Registrant has made the requested changes.

19.	Comment: Where the Investment Opportunities and Strategies sub-section references “(iii) investments in the equity and/or debt of companies whose securities are not traded on any securities exchange, typically, but not always, alongside Private Equity Funds (“Co-Investments”),” please describe with greater specificity what kind of private market assets the Fund intends to invest in and will classify as private equity versus alternative investments. Additionally, the Fund should provide more specificity concerning the debt and derivatives investments in which the Fund intends to invest, particularly in light of the Fund’s name.

Response: The Registrant has revised the disclosure to better clarify the types of Private Equity Investments and Alternative Investments that are expected to be made by the Fund.

20.	Comment: On page 7 the Investment Opportunities and Strategies sub-section, states that “[t]he Fund expects to target Private Equity Investment opportunities primarily in North America and Europe, and in other geographies on a limited basis” (emphasis added). Please revise the disclosure regarding other geographies with greater specificity. Furthermore, the disclosure here refers generally to “other geographies”, whereas disclosure infra notes that the Fund's Private Equity Investments may include “emerging markets” investments. If the Fund intends to invest principally in emerging markets, please add corresponding disclosure to the Investment Opportunities and Strategies sub-section of the summary prospectus. Please also consider presenting Emerging Markets Risk as a separate risk factor from Foreign Instruments.

Response: The Registrant has updated the disclosure accordingly and added a separate Emerging Markets Risk factor.

21.	Comment: At the Fund Accounting and Administration Expenses sub-section, please clarify the disclosure regarding “out-of-pocket expenses” (i.e., what do out-of-pocket expenses include?).

Response: The Registrant has added disclosure to clarify that out-of-pocket expenses include reasonable costs incurred by the Administrator on behalf of the Fund such as costs for pricing services, corporate action services, EDGAR filing fees, printing of shareholder reports and prospectuses, third-party data provider services, tax form preparation, postage, courier services, telephone charges, record retention, travel, bank charges, regulatory fees, and legal review of securities, among others.

22.	Comment: Where the Distributions sub-section states that, “[t]he Board reserves the right to change the distribution policy from time to time,” please also disclose any notice requirements or provide an internal reference with page numbers to an explanation of the same.

Response: The Registrant respectfully declines to revise this disclosure and notes that the Fund’s Declaration of Trust provides that the timing, amount and frequency of distributions are at the Trustees’ discretion.

Summary of Fees and Expenses; Pages 15-17

23.	Comment: Please include a copy of the completed fees and expenses table with your response.

Response: The Fund will provide the completed fees and expenses table to the Staff supplementally and in advance of seeking an order of effectiveness for the registration statement.

24.	Comment: Footnote (1) to the Fee and Expense table on page 15 states that, “[t]he Distributor may, in its discretion, waive all or a portion of the sales load for certain investors.” All permitted waivers must be set by the Fund and described in the prospectus. Please clarify the disclosure accordingly.

Response: The Fund notes that the section “Purchasing Shares—Purchase Terms” describes the permitted waivers set by the Fund. As such, the Fund has revised the referenced sentence to read as follows: “The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors (as further described under “Purchasing Shares—Purchase Terms”).”

25.	Comment: Please include a copy of the completed expense example with your response.

Response: The Fund will provide the completed expense example to the Staff supplementally and in advance of seeking an order of effectiveness for the registration statement.

Investment Objective, Opportunities and Strategies; Pages 21-24

26.	Comment: The second sentence of the second paragraph within the Investment Opportunities and Strategies sub-section, states that “[t]he Fund will primarily invest in Private Equity Investments, which include: . . . (iii) investments in the equity and/or debt of companies whose securities are not traded on any securities exchange . . .” For clarity, please include the phrase non-public before “companies.” Please disclose consistently where applicable.

Response: The Registrant has updated the disclosure accordingly.

27.	Comment: At the Co-Investments sub-section, please clarify the disclosure describing the structure of the co-investment vehicles and any other aggregation vehicles. For example, please use plain English to describe “fundless sponsors.”

Response: The Registrant has clarified the disclosure accordingly.

28.	Comment: Please supplementally describe the services that will be provided to the investment interests and the Fund by the Underlying Managers, including whether they are investment advisers to the Fund and its investment interests. Please also supplementally provide your legal analysis as to whether the Underlying Managers would be investment advisers to the Fund under Section 202(a)(11) of the Advisers Act of l940, as amended and/or section 2(a)(20) of the 1940 Act, given the disclosure that, “The Sub-Advisor intends to leverage the due-diligence process and transactional expertise of the Underlying Managers . . .”

Response: The disclosure has been revised to make clear that the Underlying Managers are third-party fund sponsors who offer co-mingled investment products, including Private Equity Funds, that the Fund may invest in. The Underlying Managers do not provide any specific services to Fund. Rather, they organize and sponsor their own vehicles in which the Fund is one investor of several.

No advice will be provided by the Underlying Managers as to the desirability of any particular investment opportunity and the decision to invest in any particular Underlying Manager’s vehicle, and in what amount, will be made solely by the Advisor and Sub-Advisor. It is well established that simply investing into a co-mingled private fund does not make the sponsor of such a fund an investment adviser to the investing limited partners. Accordingly, we do not believe that any advisory relationship has been created between the Underlying Managers and the Fund.

29.	Comment: The Co-Investments sub-section to the Investment Objective, Opportunities and Strategies section on page 22 states, “[w]hile the Fund will seek to make Co-investments on a no management fee/no-carry basis or a reduced management fee/reduced carry basis, which may result in lower overall costs to the Fund versus investing through a traditional Private Equity Fund structure, there is no assurance that the Fund will be able to negotiate such terms.” Please disclose who pays the compensation of the Underlying Managers and other managers. Are such fees and expenses reflected in the Fund’s fee table? If so, please specify where.

Response: The Registrant has added disclosure stating that the Fund will bear the expenses associated with investing in Private Equity Funds in the same way as any other investor, including any applicable management fee and/or carried interest. The Registrant confirms that such fees and expenses will be reflected as acquired fund fees in the Fund’s fee table.

Types of Investments and Related Risks; Pages 25-54

30.	Comment: On page 42 at the Special Risks of Investing in Private Equity Investments; Reliance on Underlying Managers sub-section, please provide additional disclosure for Underlying Managers explaining, if true, that investments through Underlying Managers will result in additional layers of fees for shareholders.

Response: The Registrant has added the risk “Multiple Levels of Fees and Expenses” under the “Special Risks of Investing in Private Equity Investments; Reliance on Underlying Managers” sub-section.

31.	Comment: At the Additional Risks Pertaining to Secondary Investments and Co-Investments sub-section, please provide additional risk disclosure explaining how the obligations associated with secondary investments and continuation vehicles may affect quarterly repurchases and shareholder liquidity.

Response: The Registrant has added the risk “Illiquidity of Secondary Investments and Co-Investments” under the “Additional Risks Pertaining to Secondary Investments and Co-Investments” sub-section.

32.	Comment: At the Risks Relating to Secondary Investments Involving Syndicates subsection, please provide a plain English definition for purchasing syndicate(s).

Response: The Registrant notes that a plain English definition of “purchasing syndicate” has been added to the Revised Registration Statement.

33.	Comment: To the extent sovereign and other governmental debt investments are principal risks of the Fund, please also provide corresponding principal strategy disclosure.

Response: The Registrant has removed this risk disclosure.

Subsidiaries; Page 53

34.	Comment: The Subsidiaries section states that, “[t]he Fund may make investments through wholly-owned subsidiaries (‘Subsidiaries’).” In the appropriate section of the registration statement, or in your response, please:

a.	Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Registrant has revised the disclosure as requested and acknowledges and understands the Staff’s comment.

b.	Disclose any of a Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Registrant respectfully notes that the Subsidiaries are used to implement the Fund’s investment strategy and do not have investment strategies different or independent from the Fund.

c.	Explain in correspondence whether the financial statements of a Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Registrant supplementally confirms that the financial statements of any Subsidiary will be consolidated with those of the Fund at the time of its filing on Form N-CSR.

d.	Confirm in correspondence that a Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant so confirms.

e.	To the extent a Subsidiary will be a foreign entity, confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Registrant so confirms.

f.	Confirm that a Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Registrant so confirms.

Purchasing Shares; Pages 80-85

35.	Comment: On page 81, the Purchase Terms sub-section states that, “[t]he Fund may permit a Financial Intermediary to waive the initial minimum per shareholder for Class I Shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; Financial Intermediaries with clients of a registered investment advisor (RIA) who have entered into an agreement to offer institutional shares through a no-load program or investment platform; and certain other situations deemed appropriate by the Fund” (emphasis added). Please delete the statement, “and certain other situations deemed appropriate by the Fund” or otherwise clarify this disclosure with greater specificity.

Response: The Registrant has removed the requested disclosure and clarified the situations deemed appropriate by the Fund by providing greater specificity.

Statement of Additional Information (SAI)

Investment Restrictions; Pages 18-20

36.	Comment: Fundamental Policy (5) states in pertinent part that, “[t]he Fund will not invest 25% or more of its assets in a Portfolio Fund that it knows concentrates its assets in a single industry.” Please add the phrase “or group of industries” after “any single industry” given the Fund’s investment restriction limits its investments in any one industry or group of industries (emphasis added).

Response: The Registrant confirms that the requested disclosure has been added to the Revised Registration Statement.

37.	Comment: Immediately following Fundamental Policy (5), the disclosure states that, “[t]he Fund will treat with respect to participation interests both the financial intermediary and the borrower as “issuers” for purposes of fundamental investment restriction (6)” (emphasis added). Please amend the end of the disclosure to state “fundamental investment restriction (5)” or otherwise clarify the disclosure.

Response: The Registrant has removed the aforementioned disclosure.

38.	Comment: At the Non-Fundamental Policies sub-section, please include the 80% policy. Please further disclose that although it can be changed without shareholder approval, shareholders will receive 60 days' notice of any such revision.

Response: The Registrant confirms the requested disclosure has been updated accordingly.

39.	Comment: Please carve out the fundamental policy on borrowing from the following clause on page 20: “[c]ompliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s assets or if a borrower distributes equity securities incident to the purchase or ownership of a portfolio investment or in connection with a reorganization of a borrower.”

Response: The Registrant has updated the aforementioned disclosure accordingly.

Part C - Other Information

Signatures

40.	Comment: Please file the signed Power of Attorney executed by relevant signatories.

Response: The Registrant confirms that the signed Powers of Attorney are filed with the Revised Registration Statement.

*   *   *

We trust that the foregoing is responsive to your comments. Questions and comments concerning the enclosed materials may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua M. Lindauer at (212) 248-3298.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Matthew Williams, Branch Chief
Andrea Ottomanelli Magovern, Assistant Director
Joshua M. Lindauer, Partner, Faegre Drinker